Exhibit 4.6

Share Purchase Agreement

This Agreement is made by the following parties on 23 September 2024.

Parties to the agreement:

(1)

Beijing Jingdong Century Trading Co., Ltd.(北京京东世纪贸易有限公司), a company incorporated and existing under the laws of the PRC, its registered address is Room 201, Floor 2, Block C, No. 18, Kechuang 11 Street, Beijing Economic and Technological Development Zone, Beijing (“Seller I”);

(2)

Suqian Hanbang Investment Management Co., Ltd.(宿迁涵邦投资管理有限公司), a company incorporated and existing under the laws of the PRC, whose registered address is Room 418, Hengtong Building, No. 19, Hongzehu East Road, Suyu District, Suqian City (the “Seller II”, together with the “Seller I”, the “Sellers”);

(3)

Guangdong Juncai International Trading Co., Ltd. (广东骏才国际商贸有限公司), a limited liability company incorporated under the laws of the PRC whose registered address is at No. 113, A108, 1st Floor, Xinguang City Plaza South, Liwan District, Guangzhou (the “Purchaser”).

(the “Parties”, and each a “Party”)

Whereas:

(A)

The Sellers have agreed to sell, and the Purchaser has agreed to purchase, 755,000,000 shares in Yonghui Superstores Co., Ltd. (永辉超市股份有限公司) (the “Target Company”), a company incorporated in the PRC and listed on the SSE (as defined below) on and subject to the terms of this Agreement, representing approximately 8.3195% of the total outstanding shares of the Target Company on the date of this Agreement (the “Target Shares”).

It is agreed as follows:

(1)	Seller I agrees to transfer 367,227,196 shares of the Target Company (the “Seller I Target Shares”) to the Purchaser in accordance with the terms of this Agreement;
(2)	Seller II agrees to transfer 387,772,804 shares of the Target Company (the “Seller II Target Shares”) to the Purchaser in accordance with the terms of this Agreement.

The Parties agree as follows:

1	Definitions

In this Agreement, unless the context otherwise requires:

“Affiliate” means, in relation to any person, any other person that directly or indirectly through one or more intermediary entities Controls, is Controlled by, or is under common Control with such person. “Control” means, as used with respect to any person, the possession, directly or indirectly, of the power or authority to direct or cause the direction of the management and policies of such person, whether through the ownership of voting securities, by contract or otherwise; for the avoidance of doubt, such power or authority shall conclusively be presumed to exist by possession of (a) the beneficial ownership or power to direct the vote of more than 50% of the votes entitled to be casted at a meeting of the members or shareholders of such person, or (b) the power to appoint or elect a majority of the members of the board of directors of such person.

“Applicable Laws” means any law, statute, ordinance, rule, regulation, guidelines, code, measure, notice, circular, opinion or order of any governmental authority, including any rules promulgated by a stock exchange or regulatory body applicable to any of the Parties or the transactions contemplated by this Agreement.

“Hong Kong” means the Hong Kong Special Administrative Region of the People’s Republic of China,

“PRC” means People’s Republic of China, excluding for purposes of this Agreement, Hong Kong, the Macau Special Administrative Region of the People’s Republic China and Taiwan;

“CSRC” means the China Securities Regulatory Commission;

“SSE” means the Shanghai Stock Exchange;

“SEHK” means The Stock Exchange of Hong Kong Limited;

“NYSE” means the New York Stock Exchange;

“United States” means the United States of America; and

“Trading Day” means a day (i) on which the SSE is open for business and (ii) not a Saturday, a Sunday or a public holiday in Hong Kong or the PRC.

2	Sale and Purchase of the Target Shares

On and subject to the terms of this Agreement, the Sellers shall sell, and the Purchaser shall purchase, the Target Shares and together with all rights and obligations attaching to them as at Closing.

3	Consideration

The consideration for the Target Shares under this Agreement shall be an amount in cash equal to RMB1,774,250,000 (the “Consideration”), representing a per share price of RMB2.35, which shall be paid in accordance with Clause 5.2.1. For Seller I, the consideration corresponding to the sale of Seller I Target shares is RMB 862,983,910.60. For Seller 2, the consideration corresponding to the sale of the Seller II Target Shares is RMB 911,266,089.40.

To avoid ambiguity, during the period started from the signing date of this Agreement to the date when CSDC registers the Purchaser as the beneficial owner of the Target shares, the per share price and quantity of the Target Shares to be transferred from the Sellers to the Purchaser shall be adjusted in accordance with the relevant rules or regulation regarding ex-rights as set forth by the CSRC and the SSE, under the circumstances where the per share price and the number of shares of the Target Company changes as a result of shares donation, increased share capital funded by capital reserve, shares allotment etc.

4	Condition
4.1	Condition Precedent to Closing

The sale and purchase of the Target Shares is conditional upon satisfaction of the following conditions, or its satisfaction subject only to Closing:

4.1.1	The SSE having issued a confirmation form (《上海证券交易所上市公司股份协议转让确认表》) with respect to the sale and purchase of the Target Shares, and such confirmation form remaining in full force and effect.
4.1.2

The State Administration for Market Regulation of the PRC having issued a decision not to conduct further review, prohibit, or approve with conditions, with respect to the notification of concentration of undertakings with respect to the sale and purchase of the Target Shares.

4.1.3	MINISO Group Holding Limited (名创优品集团控股有限公司) having obtained shareholders’ approval for the purchase of the Target Shares.
4.1.4	MINISO Group Holding Limited (名创优品集团控股有限公司) having obtained SEHK’s confirmation on no further comments on the circular in respect of the purchase of the Target Shares.
4.2	Responsibility for Satisfaction
4.2.1

The Sellers shall use their best efforts to cause the satisfaction of the conditions set forth in Clause Error! Reference source not found. to Clause 4.1.4 as soon as reasonably practicable. The Purchaser shall provide reasonable and necessary cooperation in a timely manner.

4.2.2

The Parties shall use their best efforts to cause the satisfaction of the conditions set forth in Clause 4.1 as soon as reasonably practicable. Subject to the provisions of Clause 4.3 of this Agreement, within five trading days from the date when all the preconditions for delivery other than Article 4.1.1 stipulated in Article 4.1 have been met, all Parties shall jointly submit to the SSE with the "Confirmation Form for the Transfer of Shares Agreement of Listed Companies on the SSE" and other necessary application documents for this sale and purchase of the Target Shares. And all Parties shall pay the handling fees related to the compliance review of the Target Shares in accordance with the requirements of the SSE. If the SSE requests an extension of the processing time, the Parties shall agree to proceed as per the request from SSE.

4.2.3

Each Party shall maintain communication with the other Parties regarding the conditions listed in Clause 4.1 for which it is responsible under the foregoing provisions, including promptly informing the other Parties of the progress of the relevant conditions, any documents or information received from the relevant authorities, SSE or SEHK, and any circumstances that may result in the relevant conditions not being satisfied before the Long Stop Date (as defined below).

4.3	Failure to Satisfy Conditions

If the conditions set out in Clause 4.1 are not satisfied on or before the Long Stop Date, this Agreement (other than Clauses 1, 8 and 10.2 to 10.11) may be terminated by either Party by written notice to the other Parties at any time after the Long Stop Date, and no Party shall have any claim against the other under this Agreement, save for rights and liabilities which have accrued before termination or under Clauses 1, 8 and 10.2 to 10.11, provided that the terminating Party shall not be in breach of this Agreement or any Applicable Law of a nature that will or is reasonably expected to prevent any of the conditions set forth in Clause 4.1  from being satisfied. “Long Stop Date” means (i) the date falling six months after the date of this Agreement (if any of the conditions set forth in Clause Error! Reference source not found. to Clause 4.1 are not satisfied within six months after the date of this Agreement for reasons attributable to the relevant authority, SEHK or SSE, the date falling eight months after the date of this Agreement), or (ii) such later date as may be agreed by the Parties in writing.

5	Closing
5.1	Date and Place

Subject to Clause 4, completion of the sale and purchase of the Target Shares (“Closing”) shall take place in an appropriate manner on the second Trading Day following the satisfaction of the condition set out in Clause 4.1, or on such other date as may be agreed between the Parties (the “Closing Date”). For the avoidance of doubt, unless otherwise agreed in form of written notice by the Sellers, the Closing of the Seller I Target Shares and the Seller II Target Shares shall be carried out at the same time.

5.2	Purchaser’s Closing Obligation

On the Closing Date, the Purchaser shall:

5.2.1

The Consideration agreed upon by Seller I and Seller II in accordance with Clause 3 of this Agreement shall be paid via wire transfer in form of immediately available funds denominated in Renminbi to the corresponding accounts of Seller I and Seller II as set forth in Annex I, and deliver the Sellers with a copy of the irrevocable wiring instructions evidencing such payment; and

5.2.2

sign all necessary documents and take all necessary actions to submit to China Securities Depository and Clearing Corporation (“CSDC”) the application for registering the transfer of Target Shares to the Purchaser.

5.3	Sellers' Closing Obligation

On the Closing Date, the Sellers shall, against payment by the Purchaser of the amount as set out in Clause 5.2.1 in full:

5.3.1	sign all necessary documents and take all necessary actions to submit to CSDC the application for registering the transfer of Target Shares to the Purchaser; and
5.3.2	deliver or cause to be delivered to the Target Company the written resignations of the directors (being Ye Zhou) nominated by the Sellers to the Target Company, with a copy delivered to the Purchaser.
5.4	Breach of Closing Obligations

If the Purchaser or the Sellers fails to comply with any material obligation in Clauses 5.2 or 5.3, the Purchaser, in the case of non-compliance by the Sellers, or the Sellers, in the case of non-compliance by the Purchaser, shall be entitled (in addition to and without prejudice to all other rights and remedies available) by written notice to the other Party:

5.4.1

to terminate this Agreement (other than Clauses 1, 8 and 10.2 to 10.11) without liability on its part. For the Party that sends out written notice, it shall provide a remedial period of seven trading days from the date of such notice to the Party that had breaching activities. If the breaching activities cannot be remedied with the above mention remedial period, this Agreement shall be terminated in accordance with the Clause 5.4.1; or

5.4.2	to effect Closing so far as practicable having regard to the defaults which have occurred; or
5.4.3

to fix a new date for Closing (being not more than seven Trading Days after the agreed date for Closing) in which case Clauses 5.1, 5.2 and 5.3 shall apply to Closing as so deferred but provided such deferral may only occur once.

The foregoing rights do not affect other rights and remedies enjoyed by that Party.

5.5	Post-Closing Matters

Under the circumstance that the Purchaser agrees to pay the amount mentioned in Clause 5.2.1 in full in accordance with Clause 5.2, if CSDC fails to register the Purchaser as the owner of the Target Shares within five trading days after the Closing Date, the Parties shall discuss solutions in good faith and execute all necessary documents and take all necessary actions so as to cause CSDC to register the Purchaser as the owner of the Target Shares as soon as practicable.

If, despite the foregoing, CSDC fails to register the Purchaser as the owner of the Target Shares within 10 Trading Days after the Closing Date and this situation is not caused by the Purchaser's breach of this Agreement, the Purchaser has the right to notify the Sellers in written notice, withdraw from the CSDC the application for the registration of the transfer of the Target Shares to the Purchaser and terminate this Agreement (other than this Clause 1, 5.5, 8 and 10.2 to 10.11) without any liability. The Sellers shall, on or before the fifth day upon receiving such written notice and documents evidencing such withdrawal of application, return to the Purchaser the full amount paid by the Purchaser to the Sellers in accordance with Clause 5.2.1.

6	Warranties
6.1	Parties’ Warranties

Each Party warrants to the other Parties that the following statements are true and accurate as of the date of this Agreement and as of the Closing Date:

6.1.1

It is validly existing and is a company duly incorporated under the law of its jurisdiction of incorporation. It has the legal right and full power and authority to enter into and perform this Agreement. This Agreement constitutes valid and binding obligations on it in accordance with its terms.

6.1.2	The execution by it of this Agreement, and the performance of its obligations thereunder, will not:
(i)	result in a breach of any provision of its constitutional documents;

(ii)	result in a breach of, or constitute a default under, any agreement, licence or other instrument to which it is a party or by which it is bound; or
(iii)	result in a breach of any existing order, judgment or decree of any court, governmental agency or regulatory body by which it is bound.
6.1.3

It is not insolvent under the laws of its jurisdiction of incorporation or unable to pay its debts as they fall due. There are no circumstances which may adversely affect its ability to comply with this Agreement.

6.2	Sellers’ Additional Warranties

Each of the Seller hereby warrants to the Purchaser that the following statements are true and accurate as of the date of this Agreement and as of the Closing Date:

6.2.1	The Sellers have obtained the required internal authority approval for this sale and purchase of the Target Shares.
6.2.2	The Sellers are the sole legal and beneficial owners of the Target Shares and have the right to exercise all voting, economic and other rights over the Target Shares.
6.2.3	The Target Shares have been fully paid. The Target Shares are free from any claim, lien, third party right, security interest of any kind, or any freezing orders from any competent court.
6.3	Purchaser’s Additional Warranties

The Purchaser warrants to the Sellers that the following statements are true and accurate as of the date of this Agreement and as of the Closing Date:

6.3.1	it has legitimate and sufficient sources of funds to pay the Consideration and it does not hold any Target Shares for the benefit of any other third party;
6.3.2

it has relied solely upon its own due diligence on the Target Shares and the opinions of itself and its professional advisors concerning the Target Shares or Target Company, and has not relied on any information concerning the Target Shares or Target Company provided to the Purchaser by the Sellers, or any firm, partner, employee, agent, adviser or representative of the Sellers except for the warranties provided by the Sellers under this Agreement; and

6.3.3

it fully understands the risks for purchasing the Target Shares, and will not make any claims against the Sellers with respect to any losses arising from or in connection with the holding of Target Shares after the Closing.

7	Undertakings
7.1	The Purchaser undertakes to comply with the sell-down restrictions under the Applicable Laws with respect to the Target Shares follow the Closing.
7.2	The Sellers undertake that, from the execution of this Agreement until immediately before the Purchaser is registered as the owner of the Target Shares, if any proposal is considered at a shareholders’ meeting or board meeting of the Target Company that would result in a reduction in the number of voting shares of the Target Company (being any proposal for a reduction in the registered capital of the Target Company or any new share buyback by the Target Company), the Sellers shall, or shall procure the Sellers-nominated directors of the Target Company to, to the extent permitted by Applicable Laws, vote against such proposal at the relevant shareholders’ meeting or board meeting.

8	Announcement and Confidentiality
8.1	Announcements

Neither Party nor any of its affiliates shall, by itself or through others, make or publish announcements, communications or notices relating to the existence or subject matter of this Agreement without the prior written consent of the other Parties (such consent not to be unreasonably withheld or delayed); However, each Party undertakes to comply with the disclosure and announcement requirements under applicable law in connection with the proposed transaction under this Agreement, and does not require the prior written consent of the other Parties in the case of announcements, communications or notices issued in order to comply with the disclosure and announcement requirements under applicable law in connection with the proposed transaction under this Agreement. In order to ensure the consistency of information disclosure, all Parties shall make reasonable efforts to communicate the disclosure content before publishment.

8.2	Confidentiality

The terms of the confidentiality agreement entered into between the Sellers and MINISO Group Holding Limited (名创优品集团控股有限公司) before the date of this Agreement in connection with the transaction contemplated hereunder shall survive the execution of this Agreement.

9	Default
9.1

If one Party violates the terms under this Agreement or the performance of its obligations does not conform to the provisions of this Agreement and therefore causes losses to the other Parties, the amount of compensation for losses shall be equal to the losses caused by the breach of this Agreement, including the benefits that can be obtained after the fulfilment of obligation of the other Parties; however, the amount of compensation for losses does not exceed the possible losses caused by the breach of this Agreement that the breaching Party foresaw or should have foreseen when entering into this Agreement.

9.2

If one Party fails to pay any sum due under this Agreement to the other Party by the due date, an interest at the rate of 0.03% per day shall accrue on the overdue amount from the due date until the date of final payment in full together with all interest thereon.

9.3	The aggregate liability of a Party in respect of all its breaches under this Agreement shall not exceed the Consideration. For the avoidance of doubt, the total liability of each Seller for all breaches of this Agreement shall not exceed the corresponding consideration available to such Seller under Clause 3 of this Agreement.

10	Other Provisions
10.1	Further Assurances

For the purposes of this Agreement, each Party shall (and shall use reasonable efforts to procure any necessary third party) from time to time execute such documents as may be reasonably requested by the other Parties to be closely related and necessary for the purpose of the transaction for which the Sellers sell the Target Shares and the Purchaser purchases the Target Shares, and do such acts and things as may be reasonably requested by the other Parties to be closely related and necessary for the purpose of the transaction for which the Sellers sell the Target Shares and the Purchaser purchases the Target Shares, to transfer the Target Shares to the Purchaser and enable the other Parties to obtain the full benefits under this Agreement.

10.2	Whole Agreement
10.2.1

This Agreement contains the whole agreement between the Parties relating to the sale by the Sellers and the purchase by the Purchaser of the Target Shares to the exclusion of any terms implied by Applicable Laws which may be excluded by contract and supersede any previous written or oral agreement between the Parties in relation to such sale and purchase.

10.2.2	The Purchaser agrees and acknowledges that, in entering into this Agreement, it is not relying on any representation, warranty or undertaking not expressly incorporated into them.
10.3	Most Favourable Treatment

If the price offered by the Purchaser and/or its related Parties to any other transferor in the same or similar transaction as the proposed transaction under this Agreement is superior to this Agreement, the Seller is entitled to enjoy these more favourable prices. The Parties shall make corresponding amendments or supplements to this agreement so that the Seller can enjoy these more favourable terms.

10.4	Assignment

No Party may without the prior written consent of the other Parties’ assign, grant any security interest over, hold on trust or otherwise transfer the benefit of the whole or any part of this Agreement.

10.5	Variation

No variation of this Agreement shall be effective unless in writing and signed by or on behalf of each Party.

10.6	Costs

Each Party will each bear their own respective costs and expenses, incurred in connection with the negotiation, preparation, entry into and implementation of this Agreement.

10.7	Tax
10.7.1	The Sellers and the Purchaser shall each bear and pay the stamp duty and other taxes payable by it under the Applicable Laws as a result of the transactions contemplated by this Agreement.
10.7.2	All payments to be made by the Purchaser under this Agreement shall be made without deduction of any withholdings.
10.8	Notices
10.8.1	Any notice or other communication in connection with this Agreement (each, a “Notice”) shall be:
(i)	written in Chinese;
(ii)	delivered by hand, e-mail, recorded or special delivery or courier using an internationally recognised courier company.
10.8.2	A Notice to the Sellers shall be sent to the following address, or to such other person or address as the Sellers may notify to the Purchaser from time to time:

The Sellers

Address: Jingdong Headquarters, Kechuang 11 Street, Yizhuang Economic Development Zone, Daxing, Beijing

E-mail: ***

Attention: Feng Qi

Title: Strategic Investment Executive

10.8.3	A Notice to the Purchaser shall be sent to the following address, or to such other person or address as the Purchaser may notify to the Sellers from time to time:

The Purchaser

Address: 1610, Building A, Mingfeng Plaza, 109 Pazhou Avenue, Haizhu District, Guangzhou City, Guangdong Province, China

E-mail:  ***

Attention: Neal Su

Title: Strategic Analysis Expert

10.8.4	A Notice shall be effective upon receipt and shall be deemed to have been received:
(i)	at the time recorded by the delivery company, in the case of recorded delivery;
(ii)	at the time of delivery, if delivered by hand or courier;
(iii)	at the time of sending if sent by e-mail, provided that receipt shall not occur if the sender receives an automated message that the e-mail has not been delivered to the recipient.

10.9	Language

This Agreement is written in Chinese.

10.10	Governing Law

This Agreement and any non-contractual obligations arising out of or in connection with the Agreement shall be governed by PRC law.

10.11	Arbitration

Any dispute arising out of or in connection with this Agreement, including disputes concerning the validity, existence, or termination of this Agreement or Clause 10.11 under this Agreement, or any non - contractual obligations deriving from or related to this Agreement, shall be referred to arbitration by the China International Economic and Trade Arbitration Commission. The arbitration shall be conducted in Beijing in accordance with the Commission's arbitration rules. For the conduct of the arbitration, a panel of three (3) arbitrators shall be constituted. The Sellers and the Purchaser shall each, respectively, appoint one arbitrator. The third arbitrator shall be appointed by the first two arbitrators. However, in the event that the aforesaid two arbitrators fail to reach an agreement on the appointment of the third arbitrator within a period of ten working days, the presiding arbitrator shall be determined by the China International Economic and Trade Arbitration Commission in accordance with its arbitration rules. The arbitral award shall be final and shall bind all Parties to the dispute.

This Agreement has been officially signed on the date first written above, and this Agreement is established and effective from the date when it is signed by the legal representatives of all Parties and affixed with the official seals.

The Seller I
Signatory: Beijing Jingdong
Century Trading Co., Ltd
Representative: Ran Xu	/s/ Xu Ran
Sign

This Agreement has been officially signed on the date first written above, and this Agreement is established and effective from the date when it is signed by the legal representatives of all Parties and affixed with the official seals.

The Seller II
Signatory: Suqian Hanbang
Investment Management Co., Ltd
Representative: Changming Li	/s/ Li Changming
Sign

This Agreement has been officially signed on the date first written above, and this Agreement is established and effective from the date when it is signed by the legal representatives of all Parties and affixed with the official seals.

The Purchaser
Signatory: Guangdong Juncai
International Trading Co., Ltd
Representative: Shu Zhou	/s/ Zhou Shu
Sign

Annex I

Seller I Account

***

Seller II Account

***